Exhibit 99.1

GoldMining Releases 2025 Sustainability Report

Vancouver, British Columbia – October 23, 2026 – GoldMining Inc. (TSX: GOLD; NYSE American: GLDG) (the "Company" or "GoldMining") is pleased to announce the publication of its fourth annual Sustainability Report for fiscal year 2025 (the “2025 Sustainability Report”). The 2025 Sustainability Report presents the Company’s approach and performance on sustainability initiatives and outlines its sustainability strategy and goals for the future.

The 2025 Sustainability Report reflects the Company’s ongoing commitment to responsible exploration and development and is guided by a materiality assessment that identifies the sustainability topics most relevant to its business and stakeholders. The Company’s sustainability goals are informed by the United Nations’ Sustainable Development Goals and are focused on responsible practices that seek to minimize environmental impacts while creating shared value for the local communities in which GoldMining operates.

2025 Sustainability Report Highlights

●	Zero lost-time incidents among employees in fiscal 2025, underscoring GoldMining's safety culture and focus on workplace safety.

●	1,887 hours of health, safety and emergency-response training, reflecting GoldMining’s continued focus on protecting employees and contractors.

●	Zero reportable environmental incidents and no known material regulatory non-compliance in fiscal 2025, consistent with GoldMining’s commitment to environmental stewardship and responsible operations.

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Scope 1 and Scope 2 Greenhouse Gas (GHG) emissions analyzed against the fiscal 2024 baseline, strengthening GoldMining’s understanding of exploration-related emissions and supporting future emissions-management strategies.

●	100% of drill sites reclaimed in fiscal 2025, consistent with GoldMining’s efforts to minimize its environmental footprint and maintain safe, responsible operations.

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Human rights and sustainability screening completed for 50 suppliers to identify potential risks, including poor working conditions, informal employment and human trafficking, and to support alignment with the Company’s policies.

●	100% of staff, contractors and temporary workers hired in-country, supporting GoldMining’s strategy to create local employment opportunities.

Alastair Still, Chief Executive Officer, commented, “As GoldMining continues to grow its exploration portfolio, our focus is clear: advancing our core exploration projects responsibly while creating long-term value. Sustainability is integral to this strategy. Our 2025 Sustainability Report demonstrates this commitment in action, as highlighted by the São Jorge Project in Brazil, which achieved zero lost-time incidents and had no environmental incidents during the fiscal year. I want to thank our team, partners and local communities for their continued support. Looking ahead, we will continue to execute with discipline, advance our core assets and build a strong, safe and sustainable foundation for GoldMining’s future.”

The full 2025 Sustainability Report is available on the Company’s website at www.goldmining.com.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold and gold-copper assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru.

For additional information, please contact:

Martin Dumont
VP, Corporate Development & Investor Relations
Telephone: (855) 630-1001
Email: info@goldmining.com

Forward-Looking Statements

Certain of the information contained in this news release constitutes "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements regarding the Company’s sustainability strategy and goals, future emissions-management strategies, plans to advance its core exploration projects, and the Company’s other plans and expectations regarding responsible exploration and development. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, evolving ESG and sustainability reporting standards and frameworks, climate change and related regulatory developments, community and stakeholder relations, supply chain risks, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMining’s Annual Information Form for the year ended November 30, 2025, and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.